Exhibit 99.1

Letter from the Board of Trinity Biotech plc

5 September 2024

Dear Shareholder,

Annual General Meeting of Trinity Biotech plc (the “Company”)

The board of directors (the “Board”) of the Company encloses notice of an annual general meeting of the Company, to be held at the Company’s registered office at IDA Business Park, Bray, County Wicklow, Ireland, A98 H5C8, on 30 September 2024 at 10:00am (the “AGM”).

Business of Annual General Meeting

We would like to take this opportunity to provide some additional information in relation to the various items of business which are to be considered at the AGM.

Ordinary Business

Resolution 1 deals with the reappointment of Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

Resolution 2 seeks to authorise the Board to fix the statutory auditors’ remuneration.

Resolution 3 proposes the re-appointment of Dr Andrew Omidvar as a director who retires at the AGM and, being eligible, offers himself for re-appointment.

Dr Omidvar has over twenty-five years of experience leading cross-functional teams to deliver cutting edge technology solutions in a variety of industries. He brings experience in development and product support for data and AI based systems in the medical device industry. Most recently Dr Omidvar served as Vice President of Government R&D and Enterprise for Philips.

How to Vote

ADS holders

If you have an interest in A ordinary shares, par value $0.0109, (“Ordinary Shares”) in ADS form (i.e., your shares are held as American Depository Shares through the program’s depositary, The Bank of New York Mellon (“BNY”)), you will receive voting instructions: (i) from BNY directly, in the case of registered holders of ADSs (sometimes referred to as holding ADSs “of record”), or (ii) in the case of ADSs held beneficially (ie, “in street”), from your broker. You must follow the instructions received in order to vote your shares.

Registered Ordinary Shareholders

For those registered holders of Ordinary Shares who are not attending the meeting, we would strongly encourage you to vote your shares by completing, signing and returning the enclosed form of proxy as soon as possible. To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than 28 September 2024 at 10:00am  (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

Please follow the simple instructions set forth on the proxy card you receive to vote your shares.

Recommendation

The Board is satisfied that the resolutions set out in the notice of AGM are in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that you vote in favour of each of the resolutions as they intend to do in respect of all the shares which can be voted by them.

As always, we thank you for your continued support.

Lousie Tallon
Company Secretary and Chief Financial Officer

5 September 2024